SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 12)

Under the Securities Exchange Act of 1934*

J.Crew Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46612H402

(CUSIP Number)

Millard S. Drexler
J.Crew Group, Inc.
770 Broadway
New York, NY 10003
(212) 209-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Jack H. Nusbaum, Esq.
Adam M. Turteltaub, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

March 7, 2011

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46612H402	Page 2 of 5 Pages

SCHEDULE 13D
1	NAME OF REPORTING PERSONS Millard S. Drexler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ( ) (See Instructions) (b) ( )
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 12 amends the Schedule 13D (as amended by Amendments No. 1 through No. 11 (as described below) thereto, the “Original Schedule 13D”) filed on behalf of Millard S. Drexler, an individual (the “Reporting Person”), on July 6, 2006, as amended by Amendment No. 1 to Schedule 13D, filed on behalf of the Reporting Person on May 17, 2007 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D, filed on behalf of the Reporting Person on July 27, 2007 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D, filed on behalf of the Reporting Person on October 2, 2008 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D, filed on behalf of the Reporting Person on January 23, 2009 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D, filed on behalf of the Reporting Person on January 26, 2009 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D, filed on behalf of the Reporting Person on April 6, 2009 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D, filed on behalf of the Reporting Person on June 3, 2009 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D, filed on behalf of the Reporting Person on July 20, 2009 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D, filed on behalf of the Reporting Person on September 9, 2009 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D, filed on behalf of the Reporting Person on January 27, 2010 (“Amendment No. 10”), and Amendment No. 11 to Schedule 13D, filed on behalf of the Reporting Person on November 26, 2010 (“Amendment No. 11”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of J.Crew Group, Inc. (the “Company”).

Capitalized terms used but not defined herein have the meanings assigned to them in the Original Schedule 13D.  Unless set forth below, all previous Items set forth in the Original Schedule 13D are unchanged.

Item 4.  Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 7, 2011, pursuant to the terms of the Merger Agreement (as amended on January 18, 2011, the “Amended Merger Agreement”), and upon satisfaction of the conditions set forth therein, Merger Sub was merged with and into the Company, with the Company as the surviving corporation in the Merger (the “Surviving Corporation”) and an indirect, privately-held subsidiary of Parent.  Except as described in the next sentence, at the effective time of the Merger (the “Effective Time”), on March 7, 2011, by virtue of the Merger, all shares of Common Stock (the “Former Common Stock”), other than Dissenting Shares, were canceled and converted into the right to receive the Merger Consideration (each as defined in the Amended Merger Agreement).  At the Effective Time, by virtue of the Merger, all shares of Former Common Stock, including the Rollover Shares, owned immediately prior to the Effective Time by the Company as treasury stock or by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary (as defined in the Amended Merger Agreement) of Parent, were canceled without consideration therefor.  As a result of the Merger, the Company no longer has outstanding securities registered under Section 12 of the Exchange Act.

At the Effective Time, by virtue of the Merger, each issued and outstanding share of capital stock of Merger Sub was converted into one newly issued share of common stock, par value $0.01 per share (the “Private Stock”), of the Surviving Corporation.  The Private Stock is not registered under Section 12 of the Exchange Act.

At the Effective Time, by virtue of the Merger, (i) each share of Former Common Stock and each share of vested and unvested restricted stock, in each case other than the Rollover Shares, beneficially owned by the Reporting Person was canceled and converted into the right to receive the Merger Consideration and (ii) each option to acquire shares of Common Stock held by the Reporting Person became fully vested and was canceled and converted into the right to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share of such stock option.  As a result of these transactions, the Reporting Person no longer beneficially owns any shares of Former Common Stock.

Item 5.  Interest in Securities of the Issuer

Items 5(a), 5(b), 5(c) and 5(e) of the Original Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a)            As a result of the transactions described in Item 4, as of March 7, 2010 the Reporting Person no longer beneficially owns any shares of Former Common Stock.

(b)            As a result of the transactions described in Item 4, as of March 7, 2010 the Reporting Person no longer beneficially owns any shares of Former Common Stock.  As such, the Reporting Person no longer has any voting or dispositive power over any shares of Former Common Stock.

(c)            Except for the transactions described in Item 4, there were no transactions in the Former Common Stock effected by the Reporting Person during the past 60 days.

(e)            As a result of the transactions described in Item 4, as of March 7, 2010 the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Former Common Stock.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2011

                                    /s/ Millard S. Drexler
                                     Millard S. Drexler